Exhibit 99.1

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
2006 CONSOLIDATED FINANCIAL STATEMENTS

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
2006 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
ORCKIT COMMUNICATIONS LTD.

We have audited the consolidated balance sheets of Orckit Communications Ltd. (the “Company”) and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2006 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

As discussed in note 1p to the consolidated financial statements, effective July 1, 2005, the Company changed its method for accounting for stock-based compensation to employees, to conform with Statement of Financial Accounting Standard No. 123 (Revised), using the modified prospective method.

Tel Aviv, Israel March 21, 2007, except for Note 9 as to which the date is March 29, 2007	/s/Kesselman & Kesselman Certified Public Accountants (Isr.)

Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31
	2005	2006

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$33,647	$12,168
Marketable securities (note 8a)	11,732	33,843
Trade receivables (note 8b)	702	1,581
Other receivables (note 8c)	1,520	2,077
Inventories	3,330	3,464

T o t a l current assets	50,931	53,133

LONG-TERM INVESTMENTS:
Marketable securities (note 8a)	70,881	38,061
Other (notes 1c, 3a, 8d)	4,394	5,673

	75,275	43,734

PROPERTY AND EQUIPMENT - net (note 2):	3,740	2,490

T o t a l assets	$129,946	$99,357

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Trade payables	$9,282	$4,907
Accrued expenses and other payables (note 8e)	19,173	10,134
Deferred income (note 8f)	28,736	3,196

T o t a l current liabilities	57,191	18,237

LONG-TERM LIABILITIES -
Accrued severance pay (note 3)	3,689	4,257

COMMITMENTS AND CONTINGENT LIABILITY (note 4)
T o t a l liabilities	60,880	22,494

SHAREHOLDERS' EQUITY (note 5):
Share capital - ordinary shares of no par value and paid-in capital
(authorized: 50,000,000 shares;
issued: December 31, 2005 - 17,274,270 shares; December 31, 2006 - 18,326,374 shares;
outstanding: December 31, 2005 - 14,629,431 shares;
December 31, 2006 - 15,681,535 shares)*	332,015	334,608
Accumulated deficit	(257,305)	(252,101)
Treasury shares, at cost (2,644,839 ordinary shares)*	(5,644)	(5,644)

T o t a l shareholders' equity	69,066	76,863

T o t a l liabilities and shareholders' equity	$129,946	$99,357

*	After giving retroactive effect to the three-for-one stock split in April 2005, see note 5a(2).

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year ended December 31
	2004	2005	2006

REVENUES (note 8g)	$11,276	$101,247	$63,648
COST OF REVENUES (note 8h)	5,901	51,872	30,219

GROSS PROFIT	5,375	49,375	33,429
RESEARCH AND DEVELOPMENT EXPENSES - net (note 8i)	15,043	16,147	15,554
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	11,993	16,086	16,017

OPERATING INCOME (LOSS)	(21,661)	17,142	1,858
FINANCIAL INCOME - net (note 8j)	1,529	2,636	3,346
OTHER INCOME (note 8k)		2,448

NET INCOME (LOSS)	$(20,132)	$22,226	$5,204

EARNINGS (LOSS) PER SHARE ("EPS") *(note 8m):
Basic	$(1.54)	$1.59	$0.34

Diluted	$(1.54)	$1.30	$0.31

WEIGHTED AVERAGE NUMBER OF SHARES
USED IN COMPUTATION OF EPS*:
Basic	13,074	13,984	15,419

Diluted	13,074	16,345	16,606

*	After giving retroactive effect to the three-for-one stock split in April 2005, see note 5a(2).

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands)

	Share capital and additional paid in capital
	Number of shares * (in thousands)	Amount	Accumulated deficit	Treasury shares	Total shareholders' equity

BALANCE AT JANUARY 1, 2004	13,006	$322,715	$(259,399)	$(5,644)	$57,672
CHANGES DURING 2004:
Net loss			(20,132)		(20,132)
Exercise of options granted to employees	177	144			144
Amortization of deferred compensation related to employee
stock option grants		2,580			2,580

BALANCE AT DECEMBER 31, 2004	13,183	325,439	(279,531)	(5,644)	40,264
CHANGES DURING 2005:
Net income			22,226		22,226
Exercise of options granted to employees	1,446	5,960			5,960
Compensation related to employee stock option grants		616			616

BALANCE AT DECEMBER 31, 2005	14,629	332,015	(257,305)	(5,644)	69,066
CHANGES DURING 2006:
Net income			5,204		5,204
Exercise of options granted to employees	1,053	1,738			1,738
Compensation related to employee
stock option grants		855			855

BALANCE AT DECEMBER 31, 2006	15,682	$334,608	$(252,101)	$(5,644)	$76,863

*	The figures prior to January 1, 2005 are after giving retroactive effect to three-for-one stock split in April 2005, see note 5a(2).

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31
	2004	2005	2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year	$(20,132)	$22,226	$5,204
Adjustments to reconcile net income (loss) to net cash provided by
(used in) operating activities:
Depreciation and amortization:
Property and equipment	1,781	2,390	2,160
Deferred charges	147	-,-	-,-
Trading marketable securities, net	10,937	9,594	-,-
Capital gain from the sale of long-term investment	-,-	(2,448)
Interest and premium amortization on long-term investments	780	350	675
Increase (decrease) in accrued severance pay	696	(442)	568
Compensation related to employee
stock option grants, net	2,580	616	855
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables and other receivables	(54,563)	54,084	(1,436)
Increase (decrease) in trade payables, accrued expenses
and other payables	28,483	(9,014)	(13,414)
Increase (decrease) in deferred income	35,662	(6,926)	(25,540)
Decrease (increase) in inventories	(5,433)	2,203	(134)

Net cash provided by (used in) operating activities	938	72,633	(31,062)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,899)	(1,919)	(910)
Bank deposits, net	(280)	5,311	-,-
Change in funds in respect of accrued severance pay, net	(641)	454	(279)
Investment in long term investments	(1,407)	-,-	(1,000)
Proceeds from long-term investments	-,-	4,355	-,-
Proceeds from marketable securities held to maturity	9,950	15,083	58,338
Purchase of marketable securities held to maturity	(3,000)	(63,845)	(48,304)

Net cash provided by (used in) investing activities	723	(40,561)	7,845

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank loan, net	15,000	(15,000)	-,-
Long-term bank loan received (repaid)	16,000	(16,000)	-,-
Exercise of options granted to employees	144	5,960	1,738
Early extinguishment of convertible subordinated notes	(16,238)	-,-	-,-

Net cash provided by (used in) financing activities	14,906	(25,040)	1,738

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	16,567	7,032	(21,479)
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	10,048	26,615	33,647

BALANCE OF CASH AND CASH EQUIVALENTS AT
END OF YEAR	$26,615	$33,647	$12,168

SUPPLEMENTARY DISCLOSURE OF CASH FLOW
INFORMATION - CASH PAID DURING THE YEAR FOR:
Interest paid	$674	$349	$66

Advances paid to income tax authorities	$62	$44	$73

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

1)	Nature of operations

Orckit Communications Ltd. (“Orckit”) and its subsidiaries (together – the “Company”) is an Israeli corporation engaged in the design, development, manufacture and marketing of advanced telecom equipment, targeting high capacity broadband services. Substantially all of the Company’s revenues were derived from sales of products of the CM-100 product line, which is a transport telecommunication equipment targeting high capacity packetized metropolitan networks.

The CM-100 product line was initiated and funded by Orckit as a technology project through its subsidiary, Corrigent Systems Inc. (“Corrigent”).

The Company has entered into distribution agreements relating to the deployment in Japan of its CM-100 products. Under the distribution agreements and related terms, the Company is obligated to provide warranty and support services with respect to products purchased. Purchases of products are made pursuant to purchase orders. The substantial majority of the Company’s revenues in the three year period ended December 31, 2006 were related to these agreements, see note 8g.

2)	Functional currency

The currency of the primary economic environment in which the operations of the Company and each of its subsidiaries are conducted is the U.S. dollar (“dollar” or “$”), since most purchases of materials and components are made in dollars, most of the financing activities of the Company are in dollars and most of its assets are denominated in dollars.

Transactions and balances originally denominated in dollars are presented in their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions reflected in the statements of operations, the exchange rates at transaction dates are used. Depreciation and amortization and changes in inventories derived from non-monetary items are based on historical exchange rates. The resulting currency transaction gains or losses are carried to financial income or expenses, as appropriate.

3)	Accounting principles

The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States.

4)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries.

Intercompany balances and transactions have been eliminated.

c.	Marketable securities and other investments:

1)	Marketable securities

Debt securities that the Company plans to hold to maturity, and based on its assessment has the ability to hold to maturity, are classified as “held to maturity” and are recorded at amortized cost. The premium or discount is amortized over the period to maturity and included in financial income or expenses.

2)	Other investments

These investments include severance pay funds (December 31, 2005 – $2.9 million; December 31, 2006 – $3.2 million), long-term bank deposits (December 31, 2005 and 2006 –$1.5 million) and an equity long-term investment (December 31, 2006 – $1 million, recorded at cost).

d.	Inventories

Inventories, are valued at the lower of cost or market. Cost is determined as follows:

Raw materials and supplies – on moving average.

Finished products – on basis of production costs:
Raw materials and supplies – on moving average basis.
Labor and production cost – on average basis.

Cost of finished products that are manufactured completely by subcontractors are determined based on the specific cost of each product.

e.	Property and equipment:

1)	These assets are stated at cost.

2)	The assets are depreciated by the straight-line method on the basis of their estimated useful life, as follows:

Years

Computers, software and equipment	2-3
Office furniture and equipment	6-10

Leasehold improvements are amortized by the straight-line method, over the term of the lease, or over the estimated useful life of the improvements – whichever is shorter.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

f.	Impairment in value of property and equipment

Long-lived assets, held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

g.	Treasury shares

Company shares purchased by the Company are presented as a reduction of shareholders’ equity, at their cost to the Company.

h.	Revenue recognition

Revenues from sales of products are recognized when delivery occurs and title passes to the customer, provided that appropriate signed documentation of an arrangement exists, the fee is fixed or determinable and collectibility is reasonably assured.

EITF Issue No. 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software” affirms that the revenue recognition guidance in Statement of Position 97-2 (“SOP 97-2”) also applies to non-software deliverables, such as computer hardware, if the software is essential to the functionality of the non-software deliverables. According to SOP 97-2, revenues from sales of software products are recognized when, in addition to the criteria mentioned above, vendor-specific objective evidence (“VSOE”) of fair value for undelivered elements exists. VSOE is typically based on the price charged when an element is sold separately or, if an element is not sold separately, on the price established by authorized management, if it is probable that the price, once established, will not change before market introduction.

The Company granted customer post-contract hardware and software support services (“PCS”) in connection with sales in 2004, 2005 and 2006. Accordingly, where VSOE of the fair value of PCS could not be determined, the Company recognizes revenue for the entire arrangement ratably over the term of the PCS.

The Company does not, in the normal course of business, provide a right of return to its customers. In multiple element arrangements where VSOE of undelivered elements does not exist, the Company recognizes revenues upon delivery of those undelivered elements.

The deferred income balance as of December 31, 2005 and 2006 equals the amount of revenues that were due on delivery, but deferred, less applicable product, PCS and warranty costs. See also note 8f.

The cost of the delivered products is offset from deferred revenues and not presented as inventory – finished goods, since the title has passed to the customer upon delivery.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

i.	Accrual for legal costs

In instances where legal costs are expected to be incurred in connection with a loss contingency, the Company accrues for legal costs that are reasonably estimable.

j.	Provision for warranty

The Company grants warranty servicing for products sold. The Company expenses such warranty costs at the time revenues from the related sales are recognized (see also 1h. above). The annual provision is calculated as a percentage of the sales, based on historical experience.

k.	Research and development expenses

Research and development expenses, which consist mainly of labor costs, are charged to income as incurred. Government grants received for development of projects are recognized as a reduction of the expenses.

l.	Allowance for doubtful accounts

The allowance in respect of trade receivables has been determined for specific debts doubtful of collection. See also note 7c.

m.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

n.	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding during each year, net of treasury and restricted shares.

In computing diluted earnings per share, the potential dilutive effect of outstanding stock options was taken into account using the treasury stock method. See also note 8m.

o.	Comprehensive income

The Company has no comprehensive income components other than net income (loss).

p.	Stock based compensation

Until June 30, 2005, the Company accounted for employee stock based compensation in accordance with Accounting Principles Board Opinion (“APB”) No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. In accordance with Statement of Financial Accounting Standards No. 123 –“Accounting for Stock-Based Compensation” (“FAS 123”), as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, the Company disclosed pro forma information, assuming the company had accounted for employees’ share-based payments using the fair value-based method defined in FAS 123.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

On July 1, 2005, the Company adopted FAS 123 (R) under which compensation cost for employee stock option plans is measured using the fair value-based method as defined in FAS 123 (R). Under APB 25, compensation cost for employee stock option plans was measured using the intrinsic value based method of accounting (see also note 5d).

The Company has applied the modified prospective application transition method, as permitted by FAS 123(R). Accordingly, commencing July 1, 2005, compensation cost for the unvested portion of previously granted awards that remained outstanding on that date are recognized on a going forward basis as the related services are rendered, based on the award’s grant date fair value as previously calculated for the pro forma disclosure under FAS 123 with respect to those outstanding awards.

In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”). SAB 107 provides supplemental implementation guidance on FAS 123(R), including guidance on valuation methods, inventory capitalization of share-based compensation cost, income statement effects, disclosures and other issues. SAB 107 requires share-based payments to be classified in the same expense line items as cash compensation. The Company has applied the provisions of SAB 107 in its adoption of FAS 123(R).

The Company elected to recognize compensation cost for an award with only service conditions that has a graded vesting schedule using the straight-line method over the requisite service period for the entire award.

The following table illustrates the effect on net income (loss) and earnings (loss) per share assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation through June 30, 2005:

	Year ended December 31
	2004	2005
	In thousands, except for per share data

Net income (loss), as reported	$(20,132)	$22,226
Add: stock based employee
compensation expense,
included in reported net income
(loss) (2005 - for the period
prior to July 1, see above)	2,580	263
Deduct: stock based employee
compensation expense
determined under the fair value
method for all awards
(2005 - for the period prior to
July 1, see above)	(3,027)	(5,147)

Pro forma net income (loss)	$(20,579)	$17,342

Earnings (loss) per share *:
Basic - as reported	$(1.54)	$1.59
Basic - pro forma	$(1.57)	$1.24
Diluted - as reported	$(1.54)	$1.30
Diluted - pro forma	$(1.57)	$1.00

*	Earnings (loss) per share data for 2004 are calculated after giving retroactive effect to the three-for-one share split, see note 5a(2).

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

q.	Deferred income taxes

Deferred taxes are determined utilizing the asset and liability method, based on the estimated future tax effects differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Valuation allowances are included in respect of deferred tax assets when it is more likely than not that no such assets will be realized. See note 6d.

Taxes which would apply in the event of disposal of investments in non-Israeli subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company’s policy to hold these investments, and not to realize them.

r.	Shipping and handling fees and costs

Shipping and handling costs are classified as a component of cost of revenues.

s.	Recently issued accounting pronouncements:

1)	In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109” (“FIN 48”). FIN 48 prescribes a comprehensive model for recognizing, measuring and presenting in the financial statements tax positions taken or expected to be taken on a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties and disclosure requirements for uncertain tax positions. FIN 48 is effective for fiscal years beginning on or after December 15, 2006 (January 1, 2007 for the Company). The provisions of FIN 48 are applicable to all tax positions upon initial adoption of this Interpretation. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of this Interpretation.

The cumulative effects, if any, of applying this Interpretation will be recorded as an adjustment to Retained earnings or Accumulated Gains and (Losses) not Affecting Retained Earnings, as appropriate, as of the beginning of the period of adoption. The Company is currently evaluating the impact that the adoption of FIN 48 would have on its consolidated financial statements.

2)	In June 2006, the Emerging Issues Task Force, reached a consensus on Issue No. 06-01, “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider”. EITF 06-01 provides guidance on the accounting for consideration given to third party manufacturers or resellers of equipment which is required by the end-customer in order to utilize the service from the service provider. EITF 06-01 is effective for fiscal years beginning after June 15, 2007. The Company is currently assessing the impact of EITF 06-01 on its financial position and results of operations.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

3)	In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company adopted SAB 108 in these financial statements and, accordingly, will follow SAB 108 requirements when quantifying financial statement misstatements. The adoption of SAB No.108 did not result in corrections to the Company’s financial statements.

4)	In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008, for the Company). The Company is currently evaluating the impact of the provisions of FAS 157 on its financial position and results of operations.

5)	In June 2006, the Emerging Issues Task Force, reached a consensus on Issue No. 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)". EITF 06-03 relates to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction. EITF 06-03 states that the presentation of the taxes, either on a gross or net basis, is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board Opinion No. 22, “Disclosure of Accounting Policies,” if those amounts are significant. EITF 06-03 is applicable to financial reports for interim and annual reporting periods beginning after December 15, 2006. The Company does not expect that the adoption of EITF 06-03 will have a material effect on its financial position and results of operations.

NOTE 2 – PROPERTY AND EQUIPMENT

Composition of assets, grouped by major classification, is as follows:

	December 31
	2005	2006
	In thousands

Cost:
Computers, software and equipment	$22,674	$23,505
Office furniture and equipment	1,408	1,446
Leasehold improvements	2,235	2,276

	$26,317	$27,227
Less - accumulated depreciation
and amortization	22,577	24,737

	$3,740	$2,490

Depreciation and amortization expenses totaled $1,781,000, $2,390,000 and $2,160,000 in the years ended December 31, 2004, 2005 and 2006, respectively.

NOTE 3 – SEVERANCE PAY:

a.	Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company’s severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month’s salary for each year worked), is reflected by a balance sheet accrual under “accrued severance pay”. The Company records the liability as if it were payable at each balance sheet date on an undiscounted basis.

The liability is partly funded by purchase of insurance policies or pension funds and by deposit of funds in dedicated deposits. The amounts funded are included in the balance sheet under “long term investments – other”. The policies are the Company’s assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees. The amounts funded as of December 31, 2005 and 2006 are approximately $ 2,894,000 and $3,173,000 respectively.

In substantially all of the Company’s current agreements, the Company makes regular deposits with the insurance companies in order to secure employees’ rights upon retirement. Thus, in accordance with these agreements, the Company is fully relieved from any severance pay liability. The liability accrued in respect of these employees and the amounts funded, as of the agreement date, are not reflected in the balance sheets, since the amounts funded are not under the control and management of the Company.

The Company accounts for the severance pay liability as contemplated by EITF 88-1 “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan”and, accordingly, records the obligation on an undiscounted basis as if it was payable at each balance sheet date.

b.	The amounts of pension and severance pay expense were $905,000, $1,120,000 and $1,206,000 for the years ended December 31, 2004, 2005 and 2006, respectively, of which $300,000, $800,000 and $1,023,000 in 2004, 2005 and 2006, respectively, were in respect of the insurance policies that were expensed but not reflected in the balance sheet as described above.

c.	The Company expects to contribute approximately $1.5 million in 2007 to the insurance companies and pension funds, in respect of its severance pay liabilities expected for 2007 operations.

d.	The Company does not expect to pay any future benefits to its employees upon their normal retirement age in the years 2007 through 2016 since there are no current employees who reach retirement age until year 2016.

The statement in item d above does not include amounts that might be paid to employees who will cease working with the Company before their normal retirement age.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – COMMITMENTS AND CONTINGENT LIABILTY:

a.	Royalty commitment

The Company is committed to pay royalties to the Government of Israel on proceeds from sales of products whose research and development was funded, in part, by Government grants. At the time the grants were received, successful development of the related projects was not assured.

In the case of failure of a project that was partly financed by royalty-bearing Government participations, the Company is not obligated to pay any royalties to the Government.

The royalty rate, based on the sales of products resulting from funded research and development projects, was fixed at 3% during the first three years and 4-5% thereafter. Royalties are paid biannually and are payable up to 100% of the amount of such grants, with the addition of annual interest based on LIBOR. Royalty expenses are classified as part of cost of sales.

In the event that any of the manufacturing rights or technology is transferred out of Israel, subject to the approval of the Government of Israel, the Company would be required to pay royalties at a higher rate and an increased aggregate payback amount in the range of 120% to 300% of the grants received, based on the applicable project.

The total aggregate contingent liability of the Company in respect of royalties to the Government of Israel at December 31, 2006 was approximately $6.5 million (not including interest accrued).

Royalty expenses totaled $370,000, $3.5 million and $2.2 million in the years ended December 31, 2004, 2005 and 2006, respectively, and are included in the statements of operations in cost of products sold.

b.	Lease commitments

The Company has entered into several operating lease agreements with respect to its offices. The main agreement is for the premises it uses in Israel. The Company has an option to terminate this lease agreement with a six-month notice in advance.

The projected rental payments for the first six-month period in 2007, at rates in effect at December 31, 2006, are approximately $470,000.

Lease expenses totaled $785,000, $935,000 and $873,000 in the years ended December 31, 2004, 2005 and 2006, respectively.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – COMMITMENTS AND CONTINGENT LIABILTY (continued):

c.	Employment agreement

In 1993, the Company entered into an employment agreement with each of the Company’s CEO and President, who serve as Chairman of the Board of Directors and as a director, respectively (hereafter – the Executives). These agreements were extended several times without modification of the employment terms. The original agreement of each provided, among other things, for an annual bonus based on specified percentages of the Company’s pre-tax income for the applicable year. No bonus was paid under this provision in 2004. Upon analyzing the expected results for 2005, the Company concluded that the bonus based on pre-tax income for 2005 was going to be significant. With the consent of the Executives, the Company reduced the rate of the annual bonus based on pre-tax income and eliminated any such bonus for 2005 with respect to the first $15.0 million of pre-tax income, as detailed below. The related bonus for each of the Executives would have been approximately $1.1 million under the original agreement. Pursuant to the amended agreement, the related bonus for each of them in 2005 was approximately $217,000.

Pursuant to the amended employment of each of the Executives, each is entitled to an annual bonus based on results of operations for 2006 and each subsequent fiscal year equal to the sum of: (i) 1.0% of the first $5.0 million of pre-tax income; (ii) 2.0% of pre-tax income between $5.0 million and $15.0 million; (iii) 3.0% of pre-tax income in excess of $15.0 million; and (iv) 0.25% of revenues. However, for 2005, the bonus with respect to pre-tax income was payable only to the extent that the amount of pre-tax income exceeded $15.0 million and then only to the extent of 3% of the excess. The rate of the bonus based on revenues, equal to 0.25% of the Company’s revenues in each year, was not modified from the original agreement. Pursuant to the amended agreement, the related bonus for each of them for 2006 was approximately $214,000.

The original employment agreement of each of the Executives provided for a base salary payable in NIS, linked to the Israeli consumer price index, and customary employee benefits, such as managers’ insurance and employment fund, which are grossed up to cover income tax liabilities, and a company car (or, at the employee’s election, a cash payment added to the base salary in lieu of a car). Under the original employment agreement, the base salary and employee benefits increased by 15% per year. Accordingly, the base salary and employee benefits for each of Mr. Paneth and Mr. Tamir for 2005 would have been approximately $630,000 (based on the exchange rate on March 31, 2005 of NIS 4.361 to one U.S. dollar).

In the amended employment agreements, the Company has reduced the base salary and employee benefits for 2005 of each of Mr. Paneth and Mr. Tamir, effective January 1, 2005, to the amount of NIS equal to $570,000 (based on the exchange rate on March 31, 2005 of NIS 4.361 to one U.S. dollar) and reduced the annual percentage used to adjust base salary from 15% to 5%, but subject to adjustments pursuant to the Israeli consumer price index beginning in 2006. These amounts do not include the bonus payments. The dollar equivalent of the salary will fluctuate in accordance with fluctuations of the exchange rate of the NIS to the U.S. dollar. There also may be adjustments as a result of changes in tax, national insurance and other applicable laws from time to time. In 2006, the base salary and employee benefits for each of Mr. Paneth and Mr. Tamir totaled approximately $605,000.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – COMMITMENTS AND CONTINGENT LIABILTY (continued):

The employment agreement of each of the Directors is not for a specific term and requires six months advance notice by either the Company or the employee to terminate the employment agreement. Upon termination of the employment for any reason by either the Company or by the one of the Directors, the Company would make a severance payment equal to the Director’s last monthly salary multiplied by the number of years that he worked for the Company. According to Israeli labor law, this is the amount of severance generally payable to any employee who is terminated by his employer. In the event that the employment of any of the Directors is terminated under circumstances in which the Company would not be required to pay the full amount of such severance pursuant to Israeli labor law, his non-competition period will be extended from one to two years in consideration for receiving the additional amount. Since the Company reserves for these severance payments in the financial statements on an ongoing basis, as required by generally accepted accounting principles, the Company does not expect to recognize an additional accounting expense for these severance payments upon the termination of employment. Neither employment agreement provides for any other payments or “golden parachutes” upon termination of employment. The amendments to the employment agreements with the Directors were approved by the shareholders at the Company’s Annual General Meeting held on June 23, 2005.

d.	Contingent liabilities

In 2006, the Company became subject to litigation regarding the alleged non-fulfillment of contract obligations. The Company has provided for that claim.

In 2005, the Company was subject to commercial litigation regarding the alleged breach of a non-disclosure agreement. This claim was settled during 2006.

NOTE 5 – SHAREHOLDERS’ EQUITY:

a.	Share capital:

1)	The Company’s ordinary shares are traded in the United States on the Nasdaq National Market, under the symbol “ORCT”. Beginning in April 2002, the Company’s ordinary shares were also traded on the Tel-Aviv Stock Exchange in Israel.

2)	Stock split

On February 27, 2005, the Company’s board of directors approved a three-for-one stock split, effected in the form of a 200% stock dividend, as of April 5, 2005. All share and per share data included in these financial statements have been retroactively adjusted to reflect the stock split. The number of options and their exercise prices were also adjusted as a result of the stock split.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – SHAREHOLDERS’ EQUITY (continued):

3)	Treasury shares

The Company holds 2,644,839 ordinary shares of the Company acquired at a cost of $5,644,000. For as long as such ordinary shares are owned by the Company, they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at, or be counted as part of the quorum for, any meeting of shareholders of the Company.

4)	Exercise of options

Under the Employee Share Option Plan (see note 5b. below), options to purchase 178,206, 1,446,285 and 1,052,104 ordinary shares were exercised in the years ended December 31, 2004, 2005 and 2006, respectively.

b.	Employee Share Option Plan

Commencing July 1, 2005, the Company early adopted FAS 123(R), see also note 1p. The Company recorded compensation costs of $2,580,000, $616,000 and $855,000 for the years ended December 31, 2004, 2005, and 2006, respectively. The compensation cost for the year ended December 31, 2005 includes $353,000 which was recorded after July 1, 2005, according to FAS 123(R). No income tax benefit was recognized in the income statement for the options granted.

In February 1994, the Company’s Board of Directors approved an Employee Share Option Plan (the “Plan”). The total aggregate number of shares authorized for which options could be granted under the Plan (as amended in 2003), was 10,133,040 at December 31, 2006, of which options to purchase 5,873,645 shares have been exercised, options to purchase 3,720,260 shares have been granted and are outstanding and options to purchase 539,135 are available for future grant. Option awards are granted with an exercise price as determined by the Company. Option awards generally vest over up to four years and generally have seven year contractual terms.

As a result of an amendment to Section 102 of the Tax Ordinance as part of the 2003 Israeli tax reform, and pursuant to an election made by the Company thereunder, gains derived by employees (which term includes directors) in Israel arising from the shares acquired pursuant to the exercise of options granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%, if held by the trustee for the minimum period required by law.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatilities are based on historical volatility of the Company’s share price (eliminating nonrecurring one-time events) and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding based on historical behavior of employees.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – SHAREHOLDERS’ EQUITY (continued):

The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following assumptions were made in the computation of the fair value of each option award using the Black-Scholes option-pricing model:

	Year ended December 31
	2004	2005	2006

Expected dividend yield	0%	0%	0%

Expected volatility	40%	53%	56%

Risk-free interest rate	2.0%	3.9%	4.6%

Expected life - in years	2.4	2.6	2.5

A summary of option activity both non performance goals options and performance goals options (options that in addition to their vesting period, are contingent upon meeting various performance goals) under the Plan as of December 31, 2006, and changes during the year then ended is presented below:

Options	Number of options	Weighted average exercise price (per option)	Weighted average remaining contractual term	Aggregate intrinsic value (in thousands)

Non performance goals options –
Outstanding at January 1, 2006	3,339,670	$11.06
Granted (1)	745,998	$4.15
Exercised (1)	(1,052,104)	$1.66
Forfeited or expired	(133,304)	$10.82

Outstanding at December 31, 2006	2,900,260	$12.71	4.97	7,821

Exercisable at December 31, 2006	2,061,601	$14.32	4.84	5,698

Performance goals options (2) –
Outstanding at January 1, 2006	430,000	$1.00
Granted	400,000	$8.90
Forfeited	(10,000)	$8.90

Outstanding at December 31, 2006	820,000	$4.76	6.23	4,045

(1)	Includes exchange of a certain amount of Corrigent’s options for approximately 500,000 Orckit’s options (see note 5c).

(2)	Includes options that in addition to their vesting period, are contingent upon meeting various performance goals. The fair value of these options was estimated on the date of grant using the same option valuation model used for non-contingent options. When the Company assumes that performance goals will not be achieved, no compensation cost has been recorded in their respect. Upon reaching the point in time when the Company believes that the performance goals will be achieved, the Company will record a catch-up of share based compensation expenses for all vesting periods completed through that date.

Non performance goals options -The weighted-average grant-date fair value of options granted during the years 2004, 2005, and 2006 was $0.70, $5.25, and $2.72, respectively.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – SHAREHOLDERS’ EQUITY (continued):

Performance goals options – The weighted-average grant-date fair value of options granted during the years 2005 and 2006 was, $8.73 and $2.03, respectively. The total intrinsic value of options exercised during the years ended December 31, 2004, 2005, and 2006, was $1.0 million, $24.2 million, and $23.4 million, respectively.

Non performance goals options – As of December 31, 2006, there was $1.8 million of total unrecognized compensation cost related to these nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.3 years.

Performance goals options – As of December 31, 2006, there was $1.4 million of total unrecognized compensation cost related to these nonvested share-based compensation arrangements granted under the Plan. When the Company assumes that performance goals will not be achieved, these options are included with a fair value of $0 and no compensation cost as been recorded in their respect.

During 2005, the Company modified the exercise price of 59,600 share options held by 11 employees. As a result of that modification, the Company recognized additional compensation expense of $7,000 and $16,000 for the years ended December 31, 2005 and 2006, respectively. See also 5c below.

c.	Grant of stock and option plans of subsidiaries

In 2001, the Board of Directors of the Company’s major subsidiary, Corrigent, approved an employee share option plan (the “Corrigent Subsidiary Plan”). Corrigent granted, and reserved for grant, shares and options under its Plan, as applicable, to its employees, officers and directors and to personnel of Orckit, including employees, officers and directors of Orckit. As determined by the respective stock option committee, the exercise price of options granted is zero, which represents the value of the shares on the grant date. The vesting period of options granted is up to four years from the date of grant.

As of December 31, 2005, on a fully diluted basis, Orckit’s holding in Corrigent was approximately 90%.

At the grant date, the intrinsic value and the weighted fair value of options granted by Corrigent was $0. Accordingly, no compensation expense in respect of the options granted was recorded other than the amortization of $1.3 million, $2.3 million and $200,000 of compensation expense measured upon exchange of Orckit shares in 2003, 2004 and 2005, respectively, see note 5d below. At the annual general meeting of shareholders held on June 23, 2005, the Company’s shareholders approved a plan for potential exchanges of Corrigent’s options for options for up to 10% of the outstanding Ordinary Shares of Orckit. Under the terms of the plan, all the outstanding stock options of Corrigent are exchangeable for options to purchase shares of Orckit in an exchange ratio calculated based on the ratio between the fair market value of Corrigent and Orckit. Under the terms of the plan, only vested stock options of Corrigent will be offered to be exchanged commencing January 1, 2006. On July 18, 2005, Orckit’s option committee approved an exchange, effective as of January 1, 2006, of a certain amount of Corrigent’s options for approximately 500,000 Orckit’s options. Following the occurrence of this exchange, which occurred in 2006, Orckit’s holding in Corrigent increased from 90% to approximately 93% on a fully diluted basis. The exchange was accounted for according to FAS 123R, and since the exchange was based on the ratio between the fair market value of Corrigent and Orckit, no additional compensation expense was recognized.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – SHAREHOLDERS’ EQUITY (continued):

d.	Subsidiary Employee Share Incentive Plan

In January 2003, the Company adopted the “Orckit Communications Ltd. 2003 Subsidiary Employee Share Incentive Plan” (the “2003 Plan”). Pursuant to the 2003 Plan and subject to applicable laws and regulations, the Company issued, for no consideration, 1,800,000 of its ordinary shares to employees of its subsidiaries, excluding directors of the Company. The shares were duly authorized and validly issued, fully paid and non-assessable. The shares were deposited with a trustee and were to vest after a period of 3 years. According to the 2003 Plan, the shares issued may be exchanged at any time by the Company, in its discretion, for a number of options to purchase shares of the applicable subsidiary.

During 2003, 180,000 shares were forfeited and 1,620,000 shares were exchanged to options to purchase shares of subsidiaries. Substantially all of these exchanged options were subject to vesting through January 2005. The accounting treatment applied in respect of the plan, under APB 25, was variable accounting until the exchange occurred. Accordingly, compensation in respect of the grant of the shares was measured according to the share price of Orckit and updated to reflect the changes in the share price through the date of the exchange. The compensation measured totaled approximately $3.8 million, which is to be amortized over the vesting period of the options granted, and of which approximately $1.3 million, $2.3 million and $200,000 were amortized in 2003, 2004 and 2005, respectively. Upon the exchange, the plan became a fixed plan and the compensation was fixed according to the share price of Orckit on that date. At the date of exchange, the intrinsic value of options to purchase shares of subsidiaries granted to employees was zero.

e.	Dividends

In the event cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency.

f.	Shareholder Bonus Rights Plan

On November 21, 2001, the Company’s Board of Directors adopted a Shareholder Bonus Rights Plan (the “Rights Plan”) pursuant to which share purchase bonus rights (the “Rights”) were distributed on December 6, 2001, at the rate of one Right for each of the Company’s ordinary shares held by shareholders of record as of the close of business on that date.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – SHAREHOLDERS’ EQUITY (continued):

The Rights Plan is intended to help ensure that all of the Company’s shareholders are able to realize the long-term value of their investment in the Company in the event of a potential takeover which does not reflect the full value of the Company and is otherwise not in the best interests of the Company and its shareholders. The Rights Plan is also intended to deter unfair or coercive takeover tactics.

The Rights will be exercisable and transferable apart from the Company’s ordinary shares only if a person or group becomes an “Acquiring Person” by acquiring beneficial ownership of 15% or more of the Company’s ordinary shares, subject to certain exceptions set forth in the Rights Plan, or commences a tender or exchange offer upon consummation of which such person or group would become an Acquiring Person. Subject to certain conditions described in the Rights Plan, once the Rights become exercisable, the holders of Rights, other than the Acquiring Person, will be entitled to purchase ordinary shares at a discount from the market price.

NOTE 6 – TAXES ON INCOME:

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “law”)

Under the law, by virtue of the “approved enterprise” status granted to the enterprises of Corrigent, the holder of the “approved enterprise” status is entitled to various tax benefits, including the following:

1)	Reduced tax rates

The period of tax benefits is 7 years, commencing in the first year in which the Company earns taxable income from the approved enterprise, subject to certain limitations. Income derived from the approved enterprise is tax exempt for a period of 2 years, after which the income from these enterprises is taxable at the rate of 25% for 5 years, the remainder of the period of tax benefits.

2)	Conditions for entitlement to the benefits

The entitlement to the above benefits is conditional upon fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli consumer price index (the “Israeli CPI”) and interest.

In the event of distribution of cash dividends out of income which was tax exempt as above, the Company would have to pay 25% tax in respect of the amount distributed.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – TAXES ON INCOME (continued):

b.	Tax rates applicable to income from other sources:

1)	Income from other sources in Israel

Income not eligible for approved enterprise benefits mentioned in note 6a. above is taxed at the regular rate. Through December 31, 2003, the corporate tax rate in Israel was 36%. In July 2004 and in August 2005, amendments to the Israeli Income Tax Ordinance were enacted. One of the provisions of these amendments is that the corporate tax rate is to be gradually reduced from 36% to 25%, in the following manner: the rate for 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and 2010 and thereafter – 25%.

2)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence.

c.	Measurement of the results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Results for tax purposes are measured on a real basis - adjusted for the increase in the Israeli CPI. As explained in note 1a(2), the financial statements are presented in dollars. The difference between the change in the Israeli CPI and the NIS-dollar exchange rate – both on annual and cumulative bases – causes a difference between taxable income and income reflected in these financial statements.

Paragraph 9 (f) of FAS 109, “Accounting for Income Taxes”, prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are measured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

d.	Deferred income taxes

At December 31, 2006, the Company had accumulated tax losses amounting to approximately $138 million (December 31, 2005 – approximately $130 million) and carry forward capital losses for tax purposes of approximately $ 39 million (December 31, 2005 – $ 38 million). These losses are mainly denominated in NIS and linked to the Israeli CPI. Accumulated business tax losses are available indefinitely to offset future taxable business income, and carry forward capital losses for tax purposes are available indefinitely to offset future capital gains only. The Company and each of its subsidiaries are assessed on a stand-alone basis. As a result, accumulated tax losses in each of the entities can offset future taxable business income in the entity in which they were generated.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – TAXES ON INCOME (continued):

At December 31, 2006, the Company had a net deferred tax asset (mostly in respect of carry forward losses and capital losses), in the amount of approximately $41 million (December 31, 2005 – approximately $41 million). A valuation allowance for the entire amount of such asset was set up, and consequently no deferred tax asset is recorded in the balance sheet, since it is more likely than not that the deferred tax assets will not be realized in the foreseeable future.

e.	Tax rate reconciliation

In 2006 and 2005, the main reconciling item from the statutory tax rate of the Company (2006 – 31%, representing a theoretical tax expense of approximately $1.6 million; 2005 – 34%, representing a theoretical tax expense of approximately $7.6 million) to the effective tax rate (0%) is the use of carry forward tax losses to offset income in 2006 and 2005. In 2004, the main reconciling item from the statutory tax rate of the Company (35%, representing theoretical tax benefit of approximately $7.0 million) to the effective tax rate (0%) is the release of valuation allowance provided against the deferred taxes created in respect of carry forward tax losses (see note 1q).

f.	Tax assessments

The Company has received final assessments through the year ended December 31, 2000. The Company’s subsidiaries have not been assessed since incorporation. Tax assessments filed by the company and subsidiaries through the year ended December 31, 2001 are considered to be final.

NOTE 7 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Balances in non-dollar currencies:

1)	As follows:

	December 31
	2005	2006
	In thousands

Assets	$26,407	$8,501

Liabilities	$12,609	$7,723

The U.S. dollar amounts above mainly represent balances in Japanese Yen (“Yen”) and in Israeli currency.

2)	Data regarding the rate of exchange and the Israeli CPI:

	Year ended December 31
	2004	2005	2006

Rate of devaluation (evaluation) of the Israeli
currency against the dollar	(1.6)%	6.8%	(8.2)%
Rate of evaluation of the Yen
against the dollar	(4.1)%	14.3%	1.2%
Rate of increase (decrease) in the Israeli CPI	1.2%	2.4%	(0.1)%
Exchange rate at end of year - $ 1=	NIS 4.308	NIS 4.603	NIS 4.225

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (continued)

b.	Fair value of financial instruments

The fair value of financial instruments included in working capital is usually identical or close to their carrying value.

As to the fair value of the Company’s securities that are held to maturity, see note 8a.

c.	Concentrations of credit risks

At December 31, 2005 and 2006, substantially all of the Company’s cash and cash equivalents were held by international and Israeli bank institutions. Substantially all of the Company’s marketable securities were held by international bank institutions. Such securities represented debentures issued by a number of US and Israeli corporations and agencies.

The Company evaluates on a current basis its financial exposure with any financial institution or commercial issuer.

All of the trade receivable balance at December 31, 2005 and 2006 were derived from one customer. The Company is of the opinion that the exposure to credit risk relating to these trade receivables is limited.

d.	As of December 31, 2006, the Company had unutilized credit lines of approximately $20 million.

NOTE 8 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

a.	Marketable securities:

Held-to-maturity marketable securities

The securities mature over the following years:

	December 31
	2005	2006
	In thousands
	Carrying amounts

Mature within 12 months - Classified as
short-term investments	$11,732	$33,843
Mature after 1 year up to 3 years	70,880	38,061

	$82,612	$71,904

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

At December 31, 2006, the fair value of the Company’s held-to-maturity tradable securities was $71.7 million (December 31, 2005 – $81.8 million). The difference between the carrying amounts and the fair value results from a decrease in market value in comparison to the amortization of the premium paid for the securities in the amount of approximately $253,000 (December 31, 2005 – $840,000). It is expected that the debt securities will not be settled at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold this investment until a recovery of fair value, which may be maturity, it does not consider the investment in these debentures to be other-than-temporarily impaired at December 31, 2006.

Due to a change in the Israeli tax regulations that came into effect on January 1, 2006, which eliminated certain tax benefits that the Company was entitled to, the Company sold approximately $45.6 million of its held to maturity securities, as permitted by FAS 115. These sales of the securities resulted in a loss of approximately $1.0 million.

b.	Trade receivables:

	December 31
	2005	2006
	In thousands

Open accounts	$702	$1,581

	Year ended December 31
	2004	2005	2006
	In thousands

Allowance for doubtful accounts:
Balance at beginning of year	$83	$79	-,-
Increase during the year
Bad debt written off	(4)	(79)	-,-

Balance at end of year	$79	-,-	-,-

c.	Other receivables

	December 31
	2005	2006
	In thousands

Employees and employee institutions	$13	-,-
Government of Israel	780	1,544
Prepaid expenses	709	503
Sundry	18	30

	$1,520	$2,077

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

d.	Bank deposits

At December 31, 2005, and 2006 the Company had bank deposits in the amount of $1.5 million classified as long-term investments, which are denominated in dollars and bear annual interest at a rate of 5.1%.

e.	Accrued expenses and other payables:

	December 31
	2005	2006
	In thousands

Accrued expenses in respect of deferred income, see f. below	$4,352	$544
Employees and employee institutions	7,066	1,747
Provision for vacation pay	686	982
Provision for warranty *	2,768	3,546
Accrued royalties	2,327	1,603
Executives, see note 4c	649	471
Sundry	1,325	1,241

	$19,173	$10,134

* The changes in the balance during the year:
Balance at beginning of year	$556	$2,768
Payments made under the warranty	(640)	(291)
Product warranties issued for new sales	3,039	1,909
Changes in accrual in respect of pre-existing warranties	(187)	(840)

Balance at end of year	$2,768	$3,546

f.	Deferred income:

	December 31
	2005	2006
	In thousands

Revenues to be recognized in future periods	$54,836	$5,913
Applicable product costs	(19,943)	(2,060)
Applicable PCS, warranty and other costs	(6,157)	(657)

	$28,736	$3,196

* The changes in the balance during the year:
Balance at beginning of year	$35,662	$28,736
Recognized during the year	(24,115)	(30,375)
Deferred revenue relating to new sales	17,189	4,835

Balance at end of year	$28,736	$3,196

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

Statements of operations:

g.	Segment information and revenues from principal customers

The Company operates in one operating segment.

Disaggregated financial data is provided below as follows: (1) revenues by geographic area; and (2) revenues from principal customers:

1)	Geographic information

Following is a summary of revenues by geographic area. The Company sells its products mainly to telecommunications carriers. Revenues are attributed to geographic areas based on the location of the end users as follows:

	Year ended December 31
	2004	2005	2006
	In thousands

Japan	$10,216	$101,247	$62,445
Europe	901	-,-	-,-
Other countries	159	-,-	1,203

	$11,276	$101,247	$63,648

Most of the Company’s property and equipment is located in Israel.

2)	Revenues from principal customers – revenues from a single customer that exceeds 10% of total revenues in the relevant year:

	Year ended December 31
	2004	2005	2006
	In thousands

Customer A	$9,195	$101,060	$61,838

h.	Cost of revenues:

	Year ended December 31
	2004	2005	2006
	In thousands

Materials consumed, subcontractors
and other production expenses	$9,508	$37,497	$25,634
Payroll and related expenses	488	2,161	1,572
Depreciation	340	1,283	1,148
Decrease (increase) in inventories of
finished products	(5,433)	4,061	(1,552)
Other	998	6,870	3,417

	$5,901	$51,872	$30,219

The Company currently procures a number of major components of its products from single source suppliers.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

i.	Research and development expenses – net:

	Year ended December 31
	2004	2005	2006
	In thousands

Total expenses	$17,725	$16,320	$17,418
Less - grants and participations,
see note 4	2,682	173	1,864

	$15,043	$16,147	$15,554

j.	Financial income – net:

	Year ended December 31
	2004	2005	2006
	In thousands

Income:
Interest on bank deposits	$367	$511	$309
Gain and interest on marketable securities	1,883	3,022	3,847
Other (including currency transactions)	80	7	397

	$2,330	$3,540	$4,553

	Year ended December 31
	2004	2005	2006
	In thousands

Expenses:
Interest in respect of convertible subordinated
notes and bank loans	$566	$219	$37
Amortization of convertible subordinated
notes issuance costs	147	-,-	-,-
Loss from the sale of marketable securities	-,-	-,-	1,075
Other (mainly currency
transaction gains and losses and bank charges)	88	685	95

	801	904	1,207

	$1,529	$2,636	$3,346

k.	Other income

During 2005, the Company sold an investment in another company in a venture stage, for a consideration of $4.4 million. The investment was previously recorded at cost in the amount of $1.9 million.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

l.	Transactions with related parties:

1.	Commencing July 1, 2003, the Company provides Tickro, a related party, with certain administrative services. The amount paid by Tickro for such services in the year ended December 31, 2006 was $48,000 (In the year ended December 31, 2005 – $72,000; in the year ended December 31, 2004 – $100,000)

2.	Regarding transactions with the Executives, see notes 4c and 5b.

m.	Earnings (loss) per share:

	Year ended December 31
	2004	2005	2006
	In thousands

Numerator - Basic
Net income (loss)	$(20,132)	$22,226	$5,204

Denominator - Basic
Weighted average ordinary shares outstanding
(net of treasury shares)	13,074	13,984	15,419

Basic net income (loss) per share	$(1.54)	$1.59	$0.34

Numerator - Diluted
Net income	$(20,132)	$22,226	$5,204
Minority share in subsidiary's net income -
assuming exercise of Corrigent's options	-,-	(1,017)	-,-

	$(20,132)	$21,209	$5,204

Denominator - Diluted
Weighted average ordinary shares outstanding	13,074	13,984	15,419
Dilutive potential of ordinary shares
equivalents - options		2,361	1,187

	13,074	*16,345	16,606

Diluted net income (loss) per share	$(1.54)	$1.30	$0.31

In 2004, the potential effect of 4,008,348 of the Company’s options, respectively, was not taken into account, because of their anti-dilutive effect, since the Company had a net loss applicable to ordinary shares. As of December 31 2005 and 2006, performance based options in the amount of 430,000 and 660,000, respectively, were not taken into account, because it is not probable that these performance goals will be met.

*	The weighted average number of shares used for diluted net income per share calculation for the year ended December 31, 2005 taking into account Orckit’s option exchange, see note 5c, as if the exchange was performed on the date it was approved by Orckit’s option committee is 16,593,000. The diluted net earnings per share derived from this calculation method is $1.30.

NOTE 9 – SUBSEQUENT EVENT

On March 27, 2007 the Company announced the pricing of an offering in a private placement of approximately $25.0 million principal amount of convertible notes (the “Notes”). The Notes are due in 2017, will be linked to the Israeli consumer price index and will pay interest semi-annually at the rate per annum of 6%, linked to the Israeli consumer price index. Holders of the Notes have the right to request repayment of the principal amount in 2012. The Notes will be convertible at the election of the holders into ordinary shares of Orckit at the initial conversion price of $12.50 per share if the conversion occurs within three years of issuance and at the initial conversion price of $15.00 per share if the conversion occurs thereafter, in each case subject to adjustment for customary events. Orckit will have the right to force conversion of the Notes if the market price of its ordinary shares exceeds $30.00 per share in 20 trading days within any consecutive 30 day period, subject to adjustment for customary events. The Company undertook to list the Notes on the Tel Aviv Stock Exchange within six months following issuance. If listing of the Notes is not concluded by that date, the holders will have the right to request repayment of the principal amount.